

September 9, 2013

Via E-mail
Mr. Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Amendment No. 4 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted August 27, 2013**
> **CIK No. 0001551060**

Dear Mr. Sun:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Quarterly Results of Operations, page 95

1. Please provide earning per share data corresponding to your quarterly financial information.

Notes to the consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, page F-8

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

2. We note your disclosure that "[o]n April 22, 2013, the Company was granted an interest free loan amounting to RMB 100,000 (US$16,294) from Baidu Online with a repayment term of three months. On the same day, the Company also granted an interest free loan amounting to US$16,174 to Baidu with the same repayment term." In that regard, please explain to us and disclose the business purpose or substance of this arrangement since the loans to/from Baidu Online are almost identical.

Notes to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2012 and 2013, page F-53

7. Income taxes, page F-57

3. We note your response to comment 3 in our letter dated August 15, 2013. Please revise your disclosure to explain the economics and business reasons for entering into these Aviation Insurance Arrangements in light of additional income tax expense. We are unclear how these arrangements could be profitable given the additional income tax exposure under gross income tax reporting. If you include the deemed revenue in your income tax provision, clarify for us whether you also deduct the corresponding cost of revenues for tax purposes. If not, please explain.

4. We also note that you declared such revenue from these arrangements on a net basis in the income tax returns filed in the PRC. In this regard, we are uncertain how it would lead to a permanent difference since you are also reporting the revenue net from these arrangements in your financial statements. It appears there is no tax to book difference. Please explain.

5. Please reconcile your disclosure that ". . . [a]n estimate of the range of the possible change cannot be made at this time" related to the uncertain tax benefits arising mainly from deemed revenues to the fact that the permanent difference is already included within your income tax provision.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Sam Hanhui Sun
Qunar Cayman Islands Limited
September 9, 2013
Page 3

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
      Liang Tao, Esq.
      Davis Polk & Wardwell LLP